VIA EDGAR

September 5, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention:	Isabel Rivera

Dorrie Yale

Ameen Hamady

Jennifer Monick

Re:	Hall Chadwick Acquisition Corp

Registration Statement on Form S-1

Filed August 6, 2025

Amendment No. 1 to Registration Statement on Form S-1

Filed August 25, 2025

File No. 333-289333

Ladies and Gentlemen:

Hall Chadwick Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on September 2, 2025 relating to the Amendment No. 1 to Registration Statement on Form S-1, filed by the Company with the Commission on August 25, 2025 (the “Amendment No. 1 to Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter have the meanings as defined in the Amendment No. 2 to Registration Statement. This letter will be filed concurrently with the filing of Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

Amendment No. 1 to Registration Statement on Form S-1 Submitted August 25, 2025

Cover Page

1. You state that each unit includes one right to receive one-tenth of one Class A ordinary share. Please expand your disclosure to explain that no fractional shares will be issued in connection with an exchange of the share rights, as stated on page 20 of your prospectus. Refer to Item 501(b)(2) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has amended its disclosure on the cover page and throughout Amendment No. 2.

Summary Page 1

2. You state that your sponsor is an affiliate of Hall Chadwick, an accounting and business advisory firm, and also state that Hall Chadwick is a “promoter.” Please clarify your defined terms to establish what entity you refer to throughout your prospectus as “Hall Chadwick.” In this regard, we note the overlapping names of you, your sponsor, and your sponsor’s affiliate. To the extent applicable, please revise your disclosures in the Summary, and elsewhere in your prospectus as appropriate, to provide appropriate disclosures regarding Hall Chadwick, such as expanded disclosures regarding its roles and responsibilities, any compensation payable to it, and any actual or potential conflicts that may arise from your sponsor’s connection with Hall Chadwick. See, for example, Items 1602(b)(6), 1602(b)(7), 1603(a)(3), and 1603(a)(4) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has amended disclosure throughout Amendment No. 2.

Advisory Team Members, page 6

3. We note your advisory team members, each of whom is affiliated with Hall Chadwick. Please expand your disclosure regarding your advisory team to disclose the members’ roles and, to the extent applicable, also expand your disclosure on page 13 to cover any compensation that may be payable to them or securities that may be issued to them. Refer to Items 1602(b)(6) and 1603(a)(4) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has amended its disclosures accordingly in Amendment No. 2.

Sponsor Information, page 12

4. You state that your chairman, two of your directors, and two of your officers, will own direct and indirect interests in your sponsor. Please revise to identify these persons who have direct and indirect material interests in your sponsor, and also disclose, as of the most recent practicable date, the nature and amount of their interests, or advise. Refer to Item 1603(a)(7) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 2 to identify that Alex Bono, our Chief Executive Officer, Aaron Dominish, our Chief Financial Officer serve as directors of our sponsor and control the management of our sponsor, including the exercise of voting and investment discretion over the securities of our company held by our sponsor.

5. Please expand the disclosures regarding the transfer restrictions applicable to the private placement units to refer to the individuals subject to such restrictions. See Item 1603(a)(9) of Regulation S-K. In this regard, we note that the letter agreement filed as Exhibit 10.1 states that various “Insider” individuals have agreed to these restrictions.

Response: In response to the Staff’s comment, the Company has revised the “Insiders” listed in the letter agreement filed as Exhibit 10.1 to conform to the prospectus disclosure and to remove the two advisory team members previously included on page 12 in Amendment No. 2.

6. We note your disclosures here and elsewhere in your prospectus that your sponsor, directors, and officers have agreed to waive their redemption rights with respect to their founder shares, private placement shares, and public shares in connection with the completion of the initial business combination. However, the letter agreement filed as Exhibit 10.1 indicates that the sponsor and insiders have agreed to not redeem any Class A shares held by them. In this regard, we note that the founder shares held by them are Class B ordinary shares. Please revise to reconcile, or advise.

Response: In response to the Staff’s comment, the Company has amended Exhibit 10.1 to reconcile the waiver provisions in the disclosure with the terms of the letter agreement filed as Exhibit 10.1. Specifically, the letter agreement now clarifies that the sponsor, directors, and officers have agreed to waive their redemption rights with respect to any public shares and private placement shares held by them. The letter agreement has also been revised to reflect that the founder shares held by the sponsor, directors, and officers are Class B ordinary shares, which are not subject to redemption rights.

Corporate Information, page 17

7. Please reconcile your disclosure here that your executive offices are located at a P.O. Box associated with Harneys Fiduciary in the Cayman Islands with your cover page disclosure listing your principal executive offices in Singapore.

Response: In response to the Staff’s comment, the Company has amended its disclosures on page 17 in Amendment No. 2 to ensure consistency regarding the location of its principal executive offices. The Company respectfully advises the Staff that its principal executive offices are located at 1 North Bridge Road, #18-06 High Street Centre, Singapore, 179094.

The Offering, page 20

8. We refer you to your disclosure at the bottom of page 20 and the top of page 21. It does not appear that the disclosure of the number of units outstanding after this offering, number of share rights to be sold as part of the units in a private placement simultaneously with this offering, and number of share rights to be outstanding after this offering are inclusive of the 180,000 private placement units to be issued to the underwriters. Please revise, or advise.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 20 and 21 of the Amendment No. 2 to clarify that the number of units outstanding after this offering, the number of Share Rights to be sold as part of the units in a private placement simultaneously with this offering, and the number of Share Rights to be outstanding after this offering are inclusive of the 180,000 private placement units to be issued to the underwriters. Specifically, the disclosure has been revised to reflect (i) 18,560,000 units outstanding after this offering, (ii) 560,000 Share Rights to be sold as part of the private placement units (comprised of 380,000 Share Rights to be purchased by the sponsor and 180,000 Share Rights to be issued to the underwriters), and (iii) 18,560,000 Share Rights outstanding after this offering and the private placement.

Appointment and removal of directors. . .Voting Rights, page 24

9. We refer to your statements regarding the need for 9,609,869 and 1,054,479 of the public shares to be voted in favor of an initial business combination in connection with seeking approval of such transaction with an ordinary resolution. Please explain to us your calculations. In this regard, we note your disclosures elsewhere that you will have 25,424,639 shares after the offering, and that there will be over 7.4 million founder shares, private placement shares and private placement shares issued to the underwriter. Please also revise your disclosures as appropriate to describe the terms of any voting agreement between you and the underwriter with respect to its private placement shares.

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout Amendment No. 2 to explain the basis of the voting calculations. The Company respectfully advises the Staff that immediately after the offering, assuming no exercise of the over-allotment option, there will be 25,424,639 ordinary shares outstanding, consisting of 18,000,000 Class A ordinary shares included in the public units, 380,000 Class A ordinary shares in private placement units purchased by the sponsor, 180,000 Class A ordinary shares in private placement units issued to the underwriters, and 6,864,639 Class B founder shares.

Approval of an ordinary resolution under Cayman Islands law requires a simple majority of the votes cast at a meeting. Assuming all shares are voted, this means that 12,712,320 affirmative votes would be required. Our sponsor, officer, directors, and underwriters will hold 7,424,639 ordinary shares that will be voted in favor of our initial business combination, leaving 5,287,683 public shares, or 29.3% of the 18,000,000 public shares, that must also be voted in favor to secure approval. The disclosure has also been revised to clarify that, if only a quorum of shareholders is present, the insider and underwriter holdings alone would be sufficient to approve the business combination.

Finally, the disclosure was updated to describe the terms of the voting agreement between the Company and the underwriters, which requires the underwriters to vote their 180,000 private placement shares in favor of the Company’s initial business combination.

Summary Risk Factors, page 43

10. Please revise the fifth bullet point here to explain the low number of public shares sold in this offering that you would need to approve the initial business combination, as you discuss elsewhere in your prospectus, and also revise your fourth bullet to explain the terms of any voting agreement between you and the underwriters with respect to their private placement units.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 43 of the Amendment No. 2 accordingly.

We may engage our underwriters, page 49

11. Please expand this risk factor to also discuss the conflicts of interest risks arising from the underwriters’ ownership of the private placement units.

Response: In response to the Staff’s comment, the Company has revised the risk factor on page 49 of the Amendment No. 2 to expand the discussion of potential conflicts of interest arising from the underwriters’ ownership of private placement units. The revised disclosure clarifies that, in addition to being entitled to deferred underwriting commissions, the underwriters will hold 180,000 Class A ordinary shares underlying private placement units, which will be voted in favor of the Company’s initial business combination pursuant to the subscription agreement. The disclosure further explains that these equity holdings, combined with the underwriters’ right to receive deferred commissions and the possibility of providing additional services to the Company after this offering, may create conflicts of interest in sourcing and consummating an initial business combination.

We may not be able to complete an initial business combination because such initial business combination. . ., page 71

12. Please revise this risk factor to clarify whether your sponsor is controlled by, has any members who are, or has substantial ties with, a non-U.S. person.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the risk factor on page 71 of Amendment No. 2 to clarify that our sponsor is controlled by non-U.S. persons.

Dilution, page 100

13. We note your dilution disclosures beginning on page 100 appear to have multiple errors. For example purposes only, and not intended to be an exhaustive list, we noted the following:

●	It does not appear that the amounts reflected as your pro forma net tangible book value per share after the offering without any redemptions or under any of the redemption scenarios are supported by the numerator and denominator detail calculations disclosed on page 101. For example, under a no redemption scenario, your disclosure on page 100 indicates that the pro forma net tangible book value per share after the offering is $8.89; however, based on your numerator and denominator disclosure on page 101, it appears that the pro forma net tangible book value per share would be $6.92.

●	Under your 50% redemption scenario, it is unclear how the Company determined that 11,385,000 shares should be redeemed under the full over-allotment scenario.

●	Under the 100% maximum redemption scenario, it is unclear how you determined that 17,500,000 and 20,400,000 shares are to be redeemed under the No Over- Allotment and Full Over-Allotment scenarios, respectively.

As noted above, these bullets are not intended to be an exhaustive list. Please revise your dilution disclosures for accuracy, or advise.

Response: In response to the Staff’s comment, the Company has revised its dilution disclosures throughout Amendment No. 2.

14. We note your statement on page 100 that the below calculations assume “...7,500 Class A ordinary shares (maintained at 7,500 if the over-allotment option is exercised) upon the conversion of the Share Rights and 30,500 Class A ordinary shares (or up to 33,200 if the underwriters’ over-allotment option is exercised) upon the conversion of the private placement units share rights to the underwriter.” Please address the following:

●	Please clarify for us how you derived the share amounts in this statement, or revise for accuracy.

●	We are unclear how the below calculations include the impact of any share rights, please advise or revise.

●	If applicable, please expand your narrative disclosure to describe each material potential source of future dilution, include shares that may be issued in connection with the conversion of the share rights. Reference is made to Item 1602(c) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure to correct the inaccuracy in Amendment No. 2.

15. Please expand your disclosure outside the table to highlight that you may need to issue additional securities because you intend to target businesses with enterprise values greater than the net proceeds of this offering and the sale of the private placement units, as stated on page 12 of your prospectus.

Response: The Company respectfully acknowledges the Staff’s comment. In response, the Company has revised the disclosure outside of the capitalization table in Amendment No. 2 to highlight that the Company may need to issue additional securities in connection with completing its initial business combination because it intends to target businesses with enterprise values greater than the net proceeds of this offering and the sale of the private placement units.

Capitalization, page 102

16. Please revise to populate the remainder of the as adjusted column, or advise.

Response: In response to the Staff’s comment, the Company has revised the remainder of the as adjusted column in Amendment No. 2.

17. Please revise your line-item description for Class A ordinary shares and Class B ordinary shares to reflect the correct amount of shares issued and outstanding, as adjusted, or tell us how your line item descriptions are accurate.

Response: The Company respectfully acknowledges the Staff’s comment. In response, the Company has revised the line-item descriptions for Class A ordinary shares and Class B ordinary shares in the capitalization table and throughout Amendment No. 2, as applicable, to clearly state the correct number of shares issued and outstanding, as adjusted.

Management, page 146

18. Please revise the biographies of your officers and director nominees to reflect each person’s business experience and roles over each of the past five years. Refer to Item 401(e) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout Amendment No. 2.

Financial Statements, page F-1

19. We note your disclosure on page F-16 that 1,018,654 Class B ordinary shares are subject to forfeiture if the underwriters do not exercise their over-allotment option in full. Please revise your balance sheet and statement of changes in shareholder’s equity to include a notation that the amount of Class B ordinary shares issued and outstanding includes 1,018,654 Class B ordinary shares subject to forfeiture if the underwriters do not exercise their over-allotment option in full. This comment also applies to your Summary Financial Data on page 43.

Response: In response to the Staff’s comment, the Company has revised accordingly in Amendment No. 2.

Statement of Profit and Loss, page F-4

20. We refer you to your disclosure on page F-12 that the weighted average shares were reduced for the effect of an aggregate of 1,018,654 ordinary shares that are subject to forfeiture if the over-allotment option is not exercised by the underwriters. It does not appear that the disclosure on page F-12 is consistent with the weighted average shares amount on your statement of profit or loss. Please revise for consistency or advise.

Response: In response to the Staff’s comment, the Company has revised accordingly in Amendment No. 2.

Notes to Financial Statements

Note 4. Private Placement, page F-13

21. We note your disclosure on page F-13 that the sponsor, officers and directors have waived their redemption rights in certain scenarios. Please revise your filing as appropriate, including to the extent applicable, the private placement units purchase agreement filed as Exhibit 10.4(b), to clarify for us if your underwriters have also waived their redemption rights for their 180,000 private placement shares.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has revised the disclosure on page F-13 and elsewhere in Amendment No. 2, as applicable, to clarify that the underwriters have waived their redemption rights with respect to the 180,000 private placement shares underlying the private placement units purchased pursuant to the private placement units purchase agreement filed as Exhibit 10.4(b). The Company has also revised the description of the private placement units purchase agreement to conform accordingly.

Exhibits

22. We refer to your Cayman Islands legal opinion filed as Exhibit 5.2. Please file an amended legal opinion removing any inappropriate assumptions. It is not appropriate for counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. In this regard, as one example, we note that paragraph 7 assumes such material facts. Please also attach a copy of the director’s certificate referenced in your opinion. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Response: The Company respectfully acknowledges the Staff’s comment. In response, the Company has filed an amended Cayman Islands legal opinion as Exhibit 5.2 to Amendment No. 2. The amended legal opinion removes the assumption in paragraph 7, along with other assumptions that may be construed as assuming material facts underlying the opinion, in accordance with Section II.B.3.a of Staff Legal Bulletin No. 19.

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We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Andrew Tucker at atucker@duanemorris.com or by telephone at (212) 776-5248.

Sincerely,

/s/ Aaron Dominish
Aaron Dominish, Chief Financial Officer

cc:	Duane Morris LLP